

Securities and Exchange[SE]

17017840

MAY 18 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

SEC FILE NUMBER
8-48382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N Campbell Ave. #255
(No. and Street)

Tucson	Arizona	85718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Maxwell 520-544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Dr., Ste 100	Tucson	Arizoan	85712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN J MAXWELL
Notary Public - Arizona
Pima County
My Comm. Expires Aug 8, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules of computation of net capital under Rule 15c3-1, reconciliation of net capital under Rule 17a-5(d)(4), and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2017

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	38,830
Receivable from broker-dealer		10,829
Employee advances/loans		5,432
Total current assets		55,091
LONG TERM ASSETS		
Property and equipment, net		1,802
Cash surrender value of life insurance, net		105,106
RBC correspondence deposit		35,000
Total long term assets		141,908
TOTAL ASSETS	$	196,999

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	37,239
Accrued payroll and related taxes		43,326
Accrued interest		12,152
Retirement plan payable		32,835
Line of credit		35,000
Total current liabilities		160,552
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 8,667 shares issued and outstanding		422,319
Treasury stock (667 shares)		(58,000)
Accumulated deficit		(327,872)
Total stockholder's equity		36,447
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	196,999

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

REVENUES	
Management and investment advisory fees	$ 1,755,472
Commission income	291,464
Broker-dealer fees	201,918
Other Income	26,360
Total revenues	2,275,214
EXPENSES	
Employee compensation and benefits	1,557,032
Advertising, promoting and seminars	218,687
Occupancy costs	151,745
Office expenses	111,659
Professional and consulting fees	72,714
Floor brokerage, exchange and clearance fees	47,169
Quotation services and communications	35,439
Interest expense	7,245
Total expenses	2,201,690
NET INCOME	$ 73,524

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	73,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,663
Increase in cash surrender value of life insurance		(32,821)
Effects of changes in operating assets and liabilities:		
Receivable from broker-dealer		4,751
Due from stockholder		3,000
Employee advances/loan		900
Accounts payable		6,535
Accrued payroll and related taxes		33
Accrued interest		12,152
Retirement plan payable		3,263
Net cash provided by operating activities		73,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments on life insurance policies		(16,466)
Withdrawal from life insurance policies		250,000
Repayment of withdrawals from life insurance policies		(5,244)
Net cash provided by investing activities		228,290
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from draws on line of credit		638,000
Payments on line of credit		(708,000)
Stockholder distributions		(339,414)
Stockholder contributions		140,000
Net cash used in financing activities		(269,414)
NET INCREASE IN CASH AND CASH EQUIVALENTS		31,876
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		6,954
CASH AND CASH EQUIVALENTS, END OF YEAR	$	38,830
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	7,245

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Greenberg Financial Group, Inc. (the "Company") was incorporated under the laws of the State of Arizona in 1998. The Company originally operated as a limited liability company and has been a registered investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when incurred.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all investments with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment in excess of $3,000 are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation and amortization has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Cash Surrender Value of Life Insurance
The cash surrender value of life insurance relates to policies covering the Company's stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary on the policies.

Correspondence Deposit
The Company has an interest-bearing deposit held by the clearing firm of $35,000 at December 31, 2016.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Receivables
Investment advisory fees are received quarterly but are recognized as earned over the term of the contract. The Company collects its investment advisory fees on the first day of each quarter in advance and are amortized monthly over the quarter. Commission income and broker-dealer fees are recorded as the related transactions occur. Management considers all receivables as fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Commissions
Commissions and other related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Advertising
The cost of advertising is expensed as incurred. Advertising expenses were $67,872, which does not include promotions or sponsorships of $51,938, for the year ended December 31, 2016.

Income Taxes
The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholder separately pays tax on their pro rata shares of the Company's income, deductions, losses and credits.

Impairment of Long-Lived Assets
The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Subsequent Events
Management evaluated subsequent events through February 28, 2017, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2016, but prior to February 28, 2017 that provided additional evidence about conditions that existed at December 31, 2016, have been recognized in the financial statements for the year ended December 31, 2016.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$ 56,726
Office furniture	21,724
Leasehold improvements	96,442
	174,892
Less accumulated depreciation and amortization	(173,090)
Total	$ 1,802

Depreciation expense was $1,663 for the year ended December 31, 2016. Amortization expense for the same period was $0.

NOTE 3 – LINE OF CREDIT

The Company has a $200,000 line of credit with a bank which matures in May 2017. Amounts drawn against the line of credit are payable on demand and bear interest at the bank's prime rate plus 1.75%, with a minimum rate of 5.25% (prime rate was 3.75% at December 31, 2016). The minimum rate was increased to 5.50% during December 2016. The stockholder of the Company guarantees the line of credit. At December 31, 2016, the Company had an outstanding balance of $35,000.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease through October 2021. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $136,715 for the year ended December 31, 2016.

The Company is subject to a master lease with an LLC owned, in part, by its majority stockholder. The master lease provides for rental of 33% of the building occupied by the Company through 2021. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for lease of approximately 9% of the building. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $22,000 under this sub-lease during the year ended December 31, 2016. These payments are recorded as other income. The sublease expired in September 2011 and is continued as a month-to-month lease.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 4 – LEASE COMMITMENTS (CONTINUED)

Future minimum rental payments (excluding sublease payments and including estimated maintenance and rental taxes) due under the master lease at December 31, 2021 are:

Years Ending December 31,	Master Lease
2017	$113,908
2018	113,908
2019	113,908
2020	113,908
2021	94,923
Total	$ 550,555

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the stockholder's spouse. The amount paid to this agency was $66,284 for the year ended December 31, 2016.

The Company leases its office space from a related party as described in Note 4.

The Company paid $27,800 for administrative services to the stockholder's two sons for the year ended December 31, 2016.

The Company made an employee loan to corporate officer for $10,000. The balance was $5,432 on December 31, 2016.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $32,835 for the year ended December 31, 2016. The Company did not pay a discretionary profit sharing contribution for the year ended December 31, 2016.

NOTE 7 – CONCENTRATIONS

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

NOTE 7 – CONCENTRATIONS (CONTINUED)

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 – STOCKHOLDERS' AGREEMENT

The Company has a stockholders' agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the manager (the majority stockholder). Upon the death of the majority stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the manager's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the majority stockholder-manager, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the manager's children through doctorate degrees. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2016, the Company had net capital of $29,213 which was $18,510 in excess of its required net capital of $10,703. The Company's aggregate indebtedness to net capital ratio was 5.50 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter parties' ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owner. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owner.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company has determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2013, 2014, and 2015 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 12 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

REQUIRED SUPPLEMENTARY INFORMATION

Schedule I

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

NET CAPITAL		
Stockholders' equity, total capital		$ 36,447
Deduct non-allowable assets:		
Employee advances/loan	$ 5,432	
Non-indebted property and equipment, net	1,802	
		7,234
Net capital before haircuts on investment securities		29,213
Deduct haircuts on investment securities:		
None	-	
		-
NET CAPITAL		$ 29,213
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 160,552
Required amount		6-2/3%
Computed net capital requirement		$ 10,703
EXCESS NET CAPITAL		$ 18,510
Net capital less 10% of aggregate indebtedness		$ 13,158
Ratio of aggregate indebtedness to net capital		5.50

See independent auditors report on supplementary information.

Schedule II

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The differences that exist between the net capital computation and the corresponding calculations included in the Company's Form X17A-5 Part IIA filing are immaterial.

See independent auditors' report on supplementary information.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
December 31, 2016

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

See independent auditors' report on supplementary information.



R&A CPAs

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs
A Professional Corporation

Tucson, Arizona
February 28, 2017

GREENBERG

FINANCIAL GROUP

Exemption Report
Greenberg Financial Group
12/31/2016

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2016 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption, and has not had any exceptions to the exemption provision, for the year ended December 2016.



Dean Greenberg
President
Greenberg Financial Group

TUCSON, AZ

FAX 520 544-0640 ■ WWW.GREENBERGFINANCIAL.COM